QKL Stores Inc.
44 Jingqi Street
Donfeng Xincun, Sartu District
Daqing, P.R.C. 163311

July 23, 2010

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	QKL Stores Inc. Registration Statement on Form S-1 File No. 333-167087 Filed May 26, 2010 (the “Registration Statement”)

Dear Mr. Owings:

QKL Stores Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange commission (the “Commission”) on June 22, 2010 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded to each of the comments set forth in the Staff’s Comment Letter on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.  We are also providing the Commission by courier with three clean and marked courtesy copies of the Registration Statement, showing changes from the May 26, 2010 filing.

General

1.
We note that pursuant to Rule 429 under the Securities Act, you are combining the prospectus included in this registration statement with the prospectus relating to a registration statement on Form S-1 (file no.  333-150800) previously declared effective on August 11, 2009.  We also note that you are registering the resale of 20,302,696 shares in this filing and have registered for resale 2,070,836 shares of common stock on Form S-1 (file no.  333-150800), which filing includes many of the same selling shareholders in this filing.  Furthermore, it appears that a significant amount of shares are being offered by selling shareholders who acquired their securities in the private placement.  Because of the size of these resale offerings relative to the number of shares outstanding held by non- affiliates, the nature of the offerings and the selling shareholders, it appears that this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price.  If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or file a separate registration statement identifying these selling shareholders as underwriters and include a fixed price at which the securities will be sold.

Response to Comment 1:

Please note that we have removed the disclosure about Kuhns Brothers being an underwriter as they have sold all of their shares previously registered for resale by the Company. With respect to Roth Capital Partners, we do not believe that they should be identified as underwriters for the reasons stated in our response to Comment 7 below.  With respect to John Kuhns and Mary Fellows, we do not believe that they should be identified as underwriters for the reasons stated in our response to Comment 8 below.

Securities Act Compliance and Disclosure Interpretation 612.09 states the following with respect to determining whether a secondary offering is really a primary offering:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to [1] how long the selling shareholders have held the shares, [2] the circumstances under which they received them, [3] their relationship to the issuer, [4] the amount of shares involved, [5] whether the sellers are in the business of underwriting securities, and finally, [6] whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We provide the following analysis of these issues:

1.
The securities being registered for resale have been held for at least two years and three months. This long holding period supports the conclusion that the securities were not acquired with an intent to resell.

2.
On page 3, the Registration Statement describes the transactions pursuant to which we issued securities to the selling shareholders.  On March 24, 2010, we entered into a Warrant Amendment (“Series A Warrant Amendment”) to the Series A Warrant to Purchase Shares of Common Stock of the Company (“Series A Warrant”) with Vision Opportunity China LP, pursuant to which the full-ratchet anti-dilution provisions, which would have taken effect in the event of an offering or distribution of common stock equivalents by the Company, were removed on behalf of the Series A Warrant holders.  Pursuant to the Series A Warrant Amendment, we agreed not to issue any additional shares of common stock or common stock equivalents, except as otherwise contemplated by the Series A Warrant, at a per share price less than $1.70, without the prior written consent of holders of a majority of the Series A Warrants at such time.  On March 24, 2010, we entered into a Warrant Amendment (“Series B Warrant Amendment”) to the Series B Warrant to Purchase Shares of Common Stock of the Company (“Series B Warrant”) with Vision Opportunity China LP, pursuant to which the full-ratchet anti-dilution provisions, which would have taken effect in the event of an offering or distribution of common stock equivalents by the Company, of the Series A Warrants were removed on behalf of the Series A Warrant holders.  Pursuant to the Series B Warrant Amendment, we agreed not to issue any additional shares of common stock or common stock equivalents, except as otherwise contemplated by the Series B Warrant, at a per share price less than $1.70, without the prior written consent of holders of a majority of the Series B Warrants at such time.  On March 25, 2010, we entered into a Waiver (“Waiver”) to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (“Certificate”) with the holders of our Series A Convertible Preferred Stock, pursuant to which certain the volume-weighted anti-dilution protections, which would have taken effect in the event of an offering or distribution of common stock equivalents by the Company, of the Certificate were waived.  We plan to amend the Certificate to state that we will not issue any additional shares of common stock or common stock equivalents, except as otherwise contemplated by the Certificate, at a conversion price less than the conversion price of $1.70, without the prior written consent of holders of a majority of the Series A Warrants at such time.  We believe that the waiver of the anti-dilution provisions pursuant to the Certificate and the removal of the anti-dilution provisions in the Series A Warrant and Series B Warrant outlined above have addressed the risk of future share issuances that otherwise may have resulted if such provisions had been triggered in the future.

3.
Although certain of the selling shareholders could have been deemed to be the Company’s affiliates in March 2008, at the time of the Company’s reorganization, none of the selling shareholders are currently affiliates due to certain ownership caps in place with respect to the Company’s Preferred Stock and Series A and B Warrants.

4.
As disclosed in the Registration Statement, as of July 20, 2010 there were 29,717,441 shares of common stock outstanding.  Of such amount, 19,082,299 shares, or 64.2%, are held by one affiliate, Mr. Wang, the Company’s Chairman and Chief Executive Officer and 10,635,142 shares, or 35.8%, are held by non-affiliates.  The Company is registering 20,051,094 shares, which includes 1,277,632 shares of common stock that were included on the registration statement on Form S-1 (file no.  333-150800), shares for resale, as opposed to a public float of 10,635,142, or approximately 1.9 times the public float.  This compares favorably to the situation in Securities Act Compliance and Disclosure Interpretation 612.12 where a single holder selling a 73% block of a company’s stock was permitted.  Assuming that the remaining 27% of the company in the interpretation was public float, the ratio there would have been approximately 2.7 times that company’s public float.

5.
As previously noted, Kuhns Brothers, Inc. has been removed as a selling shareholder.  Although Roth Capital partners is a broker-dealer, they should not be identified as an underwriter pursuant to the reasons set forth in our response to Comment 7 below.  Although John Kuhns and Mary Fellows are affiliates of a broker-dealer, Kuhns Brothers, Inc., they should not be deemed to be underwriters because they received their shares as compensation for a private placement.  Please see the response to comment 8 below.

6.	Based on the above analysis, we believe that under all the circumstances it does not appear that the selling shareholders are acting as a conduit for the issuer.

Accordingly we respectfully submit that it is appropriate for the Company to register all of the shares currently included in the Registration Statement as a secondary offering pursuant to Rule 415(a)(1)(i).

2.
Please disclose the amount of securities sold by the selling shareholders and the date upon which the selling shareholders completed the resale of the securities registered for sale under registration statement on Form S-1 (file no.  333-150800) that was declared effective on August 11, 2009.

Response to Comment 2:

We have revised the disclosure on the cover of the Registration Statement accordingly.

Summary page 1

3.
Under a separate heading in this section, please briefly describe the transactions in which you issued the shares to be registered for resale, including the dates of the transactions, the number of securities received, the material agreements, the parties to the transactions, the purchase price, and the terms of the preferred stock and warrants.  Please also describe any payments made or required to be made to the selling shareholders in connection with these transactions, including the liquidated damages you disclose on page 11 under the risk factor section.

Response to Comment 3:

We have revised the disclosure on pages 24 and 25 accordingly and deleted information regarding prior selling stockholders who are no longer included in this prospectus.

Company History.  page 2

Private Placement Transaction, page 2

4.
We note that your Series A and Series B Warrants are each exercisable for 0.625 shares of common stock.  In comparison, your prospectus cover page states that your Series A and Series B Warrants are exercisable for one share of common stock. Please revise or advise.

Response to Comment 4:

We confirm that our Series A and Series B Warrants are exercisable for one share of common stock.  The number of Series A and Series B Warrants issued to investors was based on 0.625 times the number of shares of Preferred Stock they purchased.  We have corrected the references on the cover page of the prospectus and elsewhere.

5.	Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of selling Shareholders in the current transaction.

Response to Comment 5:

We have provided the requested disclosure on page 4.

Selling Shareholders.  page 23

6.
Please briefly describe how each selling shareholder acquired their shares and reconcile your disclosure on page; 23 with the information in the table.  For example, for the shareholders who acquired their shares prior to reverse merger and private placement, you only refer to Castle Bison, Inc. and Windermere Insurance Company Ltd.  In addition, you state that Stallion Ventures, Vincent Finnegan, John Vogel, and Robert Scheme are selling shareholders, but they are not listed in the table.

Response to Comment 6:

We have included the requested disclosure on pages 24 and 25 and deleted information regarding prior selling stockholders who are no longer included in this prospectus.

7.
We note your disclosure in the second paragraph that none of the selling shareholders, except for Kuhns Brothers, Inc., is a broker dealer or an affiliate of a broker dealer.  However, you disclose on page 24 that Roth Capital Partners is a registered broker dealer.  Please reconcile.  Also state that Roth Capital Partners is an underwriter with respect to the shares that it is offering for resale.  We note you have similar disclosure for Kuhns Brothers, Inc. on page 23.

Response to Comment 7:

Please note that Kuhns Brothers, Inc. has sold all of its shares that were previously registered for resale by the Company.  Therefore, we have deleted the reference that Kuhns Brothers, Inc. is an underwriter with respect to the shares that it is offering for resale.

With respect to Roth Capital Partners, we have added disclosure on pages 24, 29 and 30 that they are a broker-dealer and we have also added disclosure on page 25 regarding the Underwriting Agreement we entered into with Roth Capital Partners in 2009.  However, we respectfully disagree that Roth Capital should be named as an underwriter with respect to shares that it is offering for resale.

Pursuant to Section 2(a)(11) of the Securities Act of 1933, as amended, an underwriter is defined as:

"any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer."

The securities Roth Capital Partners are selling were originally acquired by Ying Zhang, a principal of Mass Harmony Asset Management (“Mass Harmony”) as partial consideration for certain financial services performed by Mass Harmony for the Company and Ying Zhang held such securities from March 2008 to March 2010.  Roth Capital Partners did not acquire the securities directly from the Company, but from Ying Zhang after a two-year holding period by Ying Zhang.  Clearly, such securities were not purchased from the Company with a view to or in connection with a distribution and Roth Capital Partners should not be considered to be underwriters under the securities laws.

8.
Please disclose whether any of the selling shareholders, other than Kuhns Brothers, Inc. and Roth Capital Partners, are broker-dealers or affiliates of a broker-dealer.  If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter with respect to the shares that they are offering for resale.  However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.  If a selling shareholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If such selling shareholder cannot provide these representations, state that the seller is an underwriter.

Response to Comment 8:

We have added disclosure on pages 24, 28 and 30 that John Kuhns and Mary Fellows are affiliates of a broker-dealer, Kuhn Brothers, Inc.  However, we believe that John Kuhns and Mary Fellows should not be deemed underwriters with respect to the shares that they are offering for resale because the shares were originally issued to Kuhns Brothers, Inc., as part of a settlement agreement relating to a Placement Agent Agreement.  Therefore, such shares were not purchased in the ordinary course of business, but were consideration paid in connection with a private offering and therefore, analogous to “underwriting compensation”.  In addition, John Kuhns and Mary Fellows have held their shares for over two years.  Clearly, such securities were not purchased from the Company with a view to or in connection with a distribution and John Kuhns and Mary Fellows should not be considered to be underwriters under the securities laws.

For the reasons stated in our response to Comment 7 above, we do not believe that Roth Capital Partners should be identified as an underwriter.

9.
In the selling shareholder table, please disclose the percentage ownership of the selling shareholders without regard to any cap on ownership.  We would not object if you described these caps in the footnotes to the table.  Please also revise your beneficial ownership table on page 68 accordingly.  For example, we note your disclosure that Vision would be the beneficial owner of 30.1% of your shares in the absence of the 4.99% cap.

Response to Comment 9:

We have revised the stockholder table on page 26 to add in a new 10th column the “Maximum number of shares of common stock to be sold in the offering” which includes the total number of shares of common stock the selling shareholder intends to sell, regardless of the 4.99% beneficial ownership limitation. We have reviewed #3S of the March 1999 supplement of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. We believe that the disclosure currently included in the table is in compliance with such guidance.  Specifically, the section of #3S that appears to be relevant states, “The selling security holder information in the registration statement, at the time of effectiveness, must include the total number of shares of common stock that each selling security holder intends to sell (based on current market price if there is a floating conversion rate tied to market price), regardless of any contractual or other restriction on the number of securities a particular selling security holder may own at any point in time.”

Your comment requests that the percentage ownership be disclosed without regard to an cap on ownership.  However, the guidance provided does not relate to contractual or other limitations in the context of beneficial ownership, and the determination of beneficial ownership in accordance with Rule 13d-3 of the Exchange Act does in fact provide a restriction since the definition of securities a person beneficially owns is restricted to that number securities that a person has the right to acquire beneficial ownership of within 60 days.  Rule 13d-3 does not require that a person be deemed to be a beneficial owner of securities that it does not have the right to within 60 days. Our Certificate of Designation specifically provides that the investors do not have the right to exercise or convert the securities within 60 days, if such exercise or conversion would result in such holder beneficially owning more than 4.99% of the issued and outstanding shares of the Company’s common stock.  Such limitation can only be waived upon 61 days’ prior notice to the Company.

We have revised the share numbers in the fifth column under “Number (and Percent) of shares of Common Stock beneficially owned prior to the offering”.  Since the selling security holders do not have the right under the Company’s Certificate of Designation to acquire more than 4.99% of the securities within 60 days, we respectfully submit that the number of securities disclosed in the selling stockholder table in the fifth column as revised is correct and has been determined in accordance Rule 13d-3(d)(1)(i)(B).

We have not revised the Beneficial Ownership table because, as discussed above, the 4.99% cap results in neither Vision Opportunity China L.P. nor Hua-Mei 21st Century Partners L.P. qualifying as a greater than 5% shareholder of the company under Item 403 of Regulation S-K.

10.	Please reconcile the footnotes in the table with the related footnote disclosure on pages 27 and 28, It appears that the references to footnotes (14) through (17) are incorrect.

Response to Comment 10:

We have reconciled the related disclosure on pages 27-29 accordingly.

Plan of Distribution, page 29

11.	Please disclose in the last paragraph that Kuhns Brothers, Inc, and Roth Capital Partners are underwriters.

Response to Comment 11:

Please see our responses to comments 7 and 8.  As previously noted Khuns Brothers, Inc. is no longer named as a selling shareholder.

Part II: Information Not Required in the Prospectus page II-1

12.	Please furnish the undertakings required by Item 512 of Regulation S-K. See Item 17 of Form S-1.

Response to Comment 12:

 We have revised the disclosure to add the undertakings required by Item 512 of Regulation S-K beginning on page II-5.

You may contact our legal counsel, Mitch Nussbaum of Loeb & Loeb, at (212) 407-4159 if you have any questions.

Sincerely,

/s/ Zhuangyi Wang
Zhuangyi Wang
Chief Executive Officer

cc:	Mitchell Nussbaum, Loeb & Loeb LLP